ProQR Therapeutics, N.V.

Darwineg 24

2333 CR Leiden

The Netherlands

VIA EDGAR AND FEDERAL EXPRESS

October 15, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Re:	ProQR Therapeutics N.V.

Acceleration Request for Registration Statement on Form F-3

File No. 333-207245

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ProQR Therapeutics N.V. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 19, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as possible.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Danielle M. Lauzon of Goodwin Procter LLP at (617) 570-1955.

Signature Page Follows

Sincerely, PROQR THERAPEUTICS N.V.

/s/ Daniel de Boer
Daniel de Boer Chief Executive Officer

cc:	Smital Shah, ProQR Therapeutics N.V.

René Beukema, ProQR Therapeutics N.V.

Mitchell S. Bloom, Goodwin Procter LLP

Danielle M. Lauzon, Goodwin Procter LLP